UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Chairman of the Board of Directors of Oi S.A. (the “Company”), in accordance with the decision of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), which conditioned the granting of the waivers requested by the Company in connection with the exchange and option to purchase shares contemplated in the Exchange Agreement and Option Agreement, dated as of September 8, 2014, by and among Portugal Telecom International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and the Company, to the approval of these agreements by the general shareholders’ meeting of the Company, hereby calls its shareholders to assemble in an Extraordinary General Shareholders’ Meeting, to be held on March 26, 2015, at 2:30 p.m., at the Company’s headquarters, located at Rua do Lavradio, no. 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, to consider the agenda, which will entitle each common share and preferred share the right to vote.

AGENDA:

1.	Discuss the approval of the terms and conditions of (i) the Exchange Agreement; and (ii) the Option Agreement; both entered into by Portugal Telecom International Finance B.V., PT Portugal SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and the Company.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the item to be discussed in the Extraordinary General Shareholders’ Meeting are available for examination by Company’s shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the CVM (www.cvm.gov.br), in accordance with CVM Instruction No. 481/09.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Extraordinary General Shareholders’ Meeting must deliver the following documents to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least two business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification and Brazilian taxpayer’s registry (CPF) documents; and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, a notarized power of attorney, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) who signed the power of attorney, as well the identification and Brazilian taxpayer’s registry (CPF) documents of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two business days prior to this Meeting.

Rio de Janeiro, March 9, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer